Exhibit 99.1

BON Announces Apple Polyphenol Commercial Order Signed

XI’AN, China, April 11, 2025 (GLOBE NEWSWIRE) — Bon Natural Life Limited (Nasdaq: BON) (“BON” or the “Company”), a leading bio-ingredient solution provider in the natural, health and personal care industry, announced a groundbreaking 24-month supply agreement worth $12M with Shanghai Yunsheng, China’s premier functional ingredients distributor, to co-develop next-generation apple polyphenol-infused health solutions. The partnership leverages BON’s patented extraction technology to deliver science-backed formulations combining antioxidant-rich apple polyphenols with plant-based proteins, proven to support weight management and metabolic health.

Protein supplements have evolved into a mainstream wellness staple over decades, cementing their role in fitness regimens, immune health protocols, and longevity-focused nutrition. The strategic incorporation of apple polyphenols into these formulations now unlocks targeted benefits—clinically validated lipid management, enhanced body composition outcomes, and mitigation of age-related muscle atrophy—positioning this innovation at the convergence of proven demand and novel functionality.

Early market validation proves compelling - comparable apple polyphenol blends have achieved blockbuster status since launch, selling over half a million units monthly and generating $40M in recurring revenue. Industry analysts note this reflects growing consumer willingness to pay premium pricing for validated “nutraceutical crossover” products.

“As one of the world’s premier apple polyphenol suppliers, we’re leveraging our vertically integrated supply chain to dominate this high-growth niche,” said Yongwei Hu, Chairman and CEO of the Company, “the company anticipates compounding revenue streams from the ingredient’s dual applications—both as a standalone nutraceutical and as a functional food additive—while maintaining disciplined margin control to maximize shareholder returns.”

About Bon Natural Life Limited (“BON”)

BON is a Cayman Islands company engaged in the business of natural, health, and personal care industries. For more information, please visit the Company’s website at http://www.bnlus.com.

For more information, please contact:

Cindy Liu | IR

Email: bonnatural@appchem.cn

Safe Harbor Statement

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